[K&L Gates Letterhead]

September 28, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

Attn:  Valerie J. Lithotomos

Re:
Eaton Vance Floating-Rate Income Trust ("Floating-Rate Income Trust") File Numbers 333-172869; 811-21574

Eaton Vance Senior Floating-Rate Trust ("Senior Floating-Rate Trust") File Numbers 333-172870; 811-21411

Eaton Vance Senior Income Trust ("Senior Income Trust") File Numbers 333-175096; 811-09013

Ladies and Gentlemen:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (“Investment Company Act”), on behalf of Eaton Vance Floating-Rate Income Trust ("Floating-Rate Income Trust"), Eaton Vance Senior Floating-Rate Trust ("Senior Floating-Rate Trust") and Eaton Vance Senior Income Trust ("Senior Income Trust," each the “Trust” and together the “Trusts”) is Pre-Effective Amendment No. 1 to each Trust’s initial registration statement on Form N-2 relating to each Trust’s issuance pursuant to Rule 415 of common shares of beneficial interest filed with the Securities and Exchange Commission (“Commission”) (the “Registration Statement”).  The initial Registration Statements for Floating-Rate Income Trust and Senior Floating-Rate Trust was originally filed on March 16, 2011 and on June 23, 2011 for Senior Income Trust.  At this time, each Trust has determined to move forward with a Rule 415 offering of its common shares and in this regard is filing this Pre-Effective Amendment No. 1 to initiate that process.

Pre-Effective Amendment No. 1 transmitted with this letter contains a conformed signature page, the manually executed original of which is maintained at the offices of the Trusts.

Thank you for your letter transmitting your comments concerning the Registration Statement on Form N-2 for the Trusts.  As indicated below, these comments have been addressed in this Pre-Effective Amendment No. 1.  We are aware that the Commission staff prefers to establish a formal record of correspondence with registrants.  Accordingly, please find the Trusts’ formal responses to your comments below.

Should the staff have any further comments to Pre-Effective Amendment No. 1 we would appreciate hearing from you as soon as possible, so that the Trusts may commence the Rule 415 offering as soon as possible.

Prospectus

General

Comment 1:  Please confirm that pricing tables will appear on the outside front cover in the prospectus supplements. Please do not check the box in the Form N-2 that states “when declared effective pursuant to Section 8(c).”

Response 1:  The Trusts request clarification on the staff’s comment regarding pricing tables.  The Trusts are not aware of any closed-end fund conducting an at-the-market offering of shares at a price above net asset value where pricing tables are used.  The Trusts confirm that the sale of shares in each case will be conducted at a price above net asset value. The Trusts would like to discuss this comment further with the staff.  The Trusts will not check the box on Form N-2 that states “when declared effective pursuant to Section 8(c).”

Comment 2:  Please disclose whether there are any other material terms (e.g. liquidity) in the Trusts credit agreement with conduit lenders for purposes of leverage. Also, for all of the Trusts, please disclose all of the material terms of the line of credit and file the agreement as an exhibit.

Response 2:  Each Trust notes that it has disclosed all material terms of its credit agreement in the section “Use of Leverage and Related Risks.”  Each Trust currently intends to file a redacted version of such Trust’s credit agreement as an exhibit to a future N-2/A filing.

Comment 3:  Please advise the staff whether FINRA has reviewed and approved the terms of the underwriting agreements.

Response 3:  Each Trust notes that its underwriting agreement will be submitted to FINRA for review and will be approved prior to effectiveness of its Registration Statement.

Comment 4:  Given that the Trusts have identical investment objectives, disclose how an investor would choose among the three Trusts.

Response 4:  We note that many closed-end funds have identical investment objectives.  Each Trust pursues its investment objective in a slightly different manner using different investment strategies.  Each Registration Statement provides substantial information regarding the Trust’s investment objective and strategies upon which a prospective shareholder may make an investment decision.

Investment Objectives, Policies and Risks

Comment 5:  Please be more specific in the disclosure regarding derivatives, including but not limited to any percentage limitation on the use of derivatives. See Letter to Investment Company Institute, "Derivatives-Related Disclosures by Investment Companies" (July 30, 2010).

Response 5:  Supplementally, the Trusts note that they have assessed the accuracy and completeness of their disclosures regarding derivatives, including whether the disclosure is presented in an understandable manner using plain English.  In determining the appropriate level of disclosure, the Trusts considered the degree of economic exposure that derivatives create in addition to the use of such derivatives in pursuing their strategies.  The Trusts’ exposure to derivatives will vary over time due to market conditions and, thus, no percentage limitations are stated.

Comment 6:  Please disclose the Trusts’ liquidity policies. Please define "Senior Loans" with respect to it having the highest position of seniority over all other debt issued by the promisor. Also, please disclose how holders of preferred shares are represented on the Board of Trustees.

Response 6:  In response to the staff’s comment, the Trusts have revised “Liquidity Risk” as follows in Pre-Effective Amendment No. 1:

Liquidity risk

The Trust may invest without limitation in Senior Loans and other securities for which there is no readily available trading market or which are otherwise illiquid. The Trust may not be able to dispose readily of such securities at prices that approximate those at which the Trust could sell such securities if they were more widely traded and, as a result of such illiquidity, the Trust may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. In addition, the limited liquidity could affect the market price of the securities, thereby adversely affecting the Trust's net asset value and ability to make dividend distributions.

Some Senior Loans are not readily marketable and may be subject to restrictions on resale. Senior Loans generally are not listed on any national securities exchange or automated quotation system and no active trading market may exist for some of the Senior Loans in which the Trust will invest. Where a secondary market exists, such market for some Senior Loans may be subject to irregular activity, wide bid/ask spreads and extended trade settlement periods. Senior Loans that are illiquid may impair the Trust’s ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets and thus may cause a decline in the Trust’s net asset value. The Trust has no limitation on the amount of its assets which may be invested in securities which are not readily marketable or are subject to restrictions on resale.

The Trusts note that under “Senior Loans” in the subsection “Primary Investment Policies” under “Investment objectives, policies and risks” the following language appears in the Registration

Statement:

Senior Loans hold the most senior position in the capital structure of a Borrower, are typically secured with specific collateral and have a claim on the assets and/or stock of the Borrower that is senior to that held by subordinated debt holders and stockholders of the Borrower.

Each Trust notes that in the subsection “Use of Leverage and Related Risks” in the section “Investment objectives, policies and risks” the following language appeared in the Registration Statement and has been replaced with the following in Pre-Effective Amendment No. 1:

~~Normally, holders of the Common Shares will elect six of the Trustees of the Trust and holders of any preferred shares will elect two.~~  Holders of preferred shares, voting as a class, shall be entitled to elect two of the Trust’s Trustees.  The holders of both the Common Shares and the preferred shares (voting together as a single class with each share entitling its holder to one vote) shall be entitled to elect the remaining Trustees of the Trust.

We also note that these shelf offerings are for Common Shares and no preferred shares are being offered.

Comment 7:  Please put the word "Risk" after "Derivatives" in the Senior Income Trust's and Senior Floating-Trust's section titled Special Risk Considerations. Also, please disclose that noninvestment grade bonds are commonly referred to as "junk" bonds, and this comment applies to the section titled "Non-Investment Grade Bonds Risk."

Response 7:  In response to the staff’s comment, the Trusts have included the word “risk” after “Derivatives” in Pre-Effective Amendment No. 1.

Each Trust notes that it discloses that non-investment grade bonds are commonly referred to as “junk” bonds in the section “Investment objectives, policies and risks” under “Primary Investment Policies” and in each Trust’s Registration Statement in the section “Corporate bonds and other debt securities” under “Additional Investment Practices” immediately preceding the section “Non-Investment Grade Bonds.”  In response to the staff’s comment each Trust has also added this disclosure to the risk factor “Non-Investment Grade Bonds Risk.”

Comment 8:  Please disclose, if applicable, any intent to call or retire the APS. Please disclose whether the Trusts may issue debt to retire the APS. Also, please include any risks that interest on the debt may be higher than the cost of having APS outstanding.

Response 8:  Supplementally, each Trust notes that it has considered various options to retire its outstanding APS that have been frozen since the auction market collapsed in 2008.  One such option would be a new form of preferred shares which if issued the proceeds of such offering would be used to redeem the existing auction preferred shares.  Floating-Rate Income Trust intends to issue such a new form of preferred shares, but the exact timeline of when such issuance will occur has not been fully determined at this time.  There is no guarantee that the remaining

Trusts will issue any such new form of preferred shares or the exact timeline of when such issuance could occur.

Comment 9:  Please disclose the limits on leverage under the 1940 Act, and what the Trusts' policies are with respect to those limits, if any, on the amount of leverage the Trusts may employ at any time. Also, please disclose whether the Trusts with "floating rate" in the names invest 80% in floating rate securities. Also, define "floating" when the word is first used and disclose how frequently the debt security adjusts and on what is the adjustment based, e.g. LIBOR.

Response 9:  Each Trust notes that in the section “Use of Leverage and Related Risks” in the initial Registration Statement the following language was included:

Under the 1940 Act, the Trust is not permitted to incur indebtedness, including through the issuance of debt securities, unless immediately thereafter the total asset value of the Trust’s portfolio is at least 300% of the liquidation value of the outstanding indebtedness (i.e., such liquidation value may not exceed 33 1/3% of the Trust’s total assets).  In addition, the Trust is not permitted to declare any cash distribution on its Common Shares unless, at the time of such declaration, the NAV of the Trust’s portfolio (determined after deducting the amount of such distribution) is at least 300% of such liquidation value.  If the Trust borrows money or enters into a commercial paper program, the Trust intends, to the extent possible, to retire outstanding debt, from time to time, to maintain coverage of any outstanding indebtedness of at least 300%.

The Floating-Rate Income Trust and the Senior Floating-Rate Trust (the “Floating-Rate Trusts”) invest 80% in “Senior Loans,” which are defined as senior, secured floating rate loans.  In response to the staff’s comment, the Floating-Rate Trusts have revised the disclosure on the cover as follows in Pre-Effective Amendment No. 1:

The Trust will seek to achieve its investment objectives by investing primarily in senior secured floating rate loans (“Senior Loans”).  Floating rate loans are loans in which the interest rate paid fluctuates based on a reference rate.

In addition, the Floating-Rate Trusts note the following language was included in the summary section “Investment Objectives and Policies” and, with respect to Floating-Rate Income Trust, in the section “Investment objectives, policies and risks” in the body of the prospectus. Senior Floating-Rate Trust has added the following language in the section “Investment objectives, policies and risks” in the body of the prospectus.

Senior Loans pay interest at rates which are redetermined periodically by reference to a base lending rate, primarily the London-Interbank Offered Rate (“LIBOR”), plus a premium.

The Floating-Rate Trusts also note that the following language was included in the section “Senior Loans”:

Senior Loans in which the Trust will invest generally pay interest at rates, which are redetermined periodically by reference to a base lending rate, plus a premium. Senior Loans typically have rates of interest which are redetermined either daily, monthly, quarterly or semi-annually by reference to a base lending rate, plus a premium or credit spread. These base lending rates are primarily LIBOR, and secondarily the prime rate offered by one or more major United States banks (the "Prime Rate") and the certificate of deposit ("CD") rate or other base lending rates used by commercial lenders. As floating rate loans, the frequency of how often a loan resets its interest rate will impact how closely such loans track current market interest rate. The Senior Loans held by the Trust will have a dollar-weighted average period until the next interest rate adjustment of approximately 90 days or less. As a result, as short-term interest rates increase, interest payable to the Trust from its investments in Senior Loans should increase, and as short-term interest rates decrease, interest payable to the Trust from its investments in Senior Loans should decrease. The Trust may utilize derivative instruments to shorten the effective interest rate redetermination period of Senior Loans in its portfolio. Senior Loans typically have a stated term of between one and ten years. In the experience of the Adviser over the last decade, however, the average life of Senior Loans has been two to four years because of prepayments.

Summary of Trust Expenses

Comment 10:  In the line item, labeled "Expenses borne by the Trust," please revise the disclosure to state that they are borne by the shareholders.

Response 10:  In Pre-Effective Amendment No. 1, each Trust has changed this line item to “Expenses borne by the Common Shareholders.”

Comment 11:  Please disclose whether the Trusts anticipate any preferred or debt offerings in the next twelve months, and if so, the cost of these need to be reflected in the fee tables.

Response 11:  As disclosed in each Registration Statement, each Trust currently has outstanding borrowings and auction preferred shares.  Expenses related to such borrowings and auction preferred shares are reflected in the applicable fee table.  Supplementally, Eaton Vance continues to explore various options for the replacement of the Trusts’ outstanding auction preferred shares, which have had failed auctions since February 2008.  One such option would be a new form of preferred shares which if issued the proceeds of such offering would be used to redeem the existing auction preferred shares.  Floating-Rate Income Trust intends to issue such a new form of preferred shares, but the exact timeline of when such issuance will occur has not been fully determined at this time.  There is no guarantee that the remaining Trusts will issue any such new form of preferred shares or the exact timeline of when such issuance could occur.

Comment 12:  Given there is no line item in the fee tables for acquired fund fees and expenses, please confirm that there are none, or that they are less than one basis point of average net assets of a Trust and are included within "other" expenses.

Response 12:  The Trusts confirm that there are no acquired fund fees and expenses.

Comment 13: The Summary of Trust Expenses for all of the Trusts are incomplete and contain irrelevant and outdated information. For example, there are duplicative footnotes for line items that do not make sense. Please review and amend each Summary. Please delete all unnecessary information. Please state whether the advisory fee is based on total assets versus net assets. Given that the Trusts are leveraged, it appears that the calculations were made on a net basis; please explain. We may have further comments.

Response 13: We have reviewed and updated all footnotes.  Supplementally, we note that the advisory fee is calculated on gross assets, which is defined in the section “Management of the Trust – the Adviser.”

Comment 14:  Please disclose whether the advisory fee is contractual, whether any agreement is for at least 12 months, whether only the Board of Trustees can terminate the contractual agreement, and whether there are any recoupments. Clarify what is meant by "subsequent fee reduction agreement." Please file any agreements as exhibits.

Response 14:  With respect to the Floating-Rate Trusts, at inception these Trusts had agreements in place whereby the Adviser contractually agreed to reimburse each Trust for fees and other expenses for a period of eight years.  For Floating-Rate Income Trust, this agreement expired in June 2012 and, for Senior Floating-Rate Trust, this agreement expired in November 2011.  Likewise, with respect to the Senior Income Trust, the initial fee waiver in place at inception has expired.  For Senior Income Trust, the Adviser determined to implement a subsequent fee waiver arrangement, which is disclosed in the Senior Income Trust’s Registration Statement.  Each of these fee waiver agreements is contractual in nature, and the fee waiver agreement in place for Senior Income Trust may only be terminated by a majority vote of those Trustees who are not interested persons of the Adviser or the Trust and a majority vote of the outstanding voting securities of the Trust.  As described in each Trust’s Part C, each reimbursement agreement and fee waiver arrangement discussed in this paragraph, as applicable, was previously filed with the Commission.  Any future reimbursement agreements or fee waiver arrangements will be filed as exhibits to the relevant Trust’s registration statement.

Comment 15:  Please clarify that footnote 2 applies only to sales loads, explain what is meant by years 1 to 5 in the tables' line items, and explain whether the cost of preferred stock is included in "Interest Payments on Borrowed Funds." Please add a footnote explain the amount of leverage.

Response 15:  In response to the staff’s comment, the Trusts have revised footnote 2 in Pre-Effective Amendment No. 1 as follows:

If Common Shares are sold to or through underwriters, the Prospectus Supplement will set forth any applicable sales load.

In addition, the Trusts have deleted the references to “years 1-5” in the line items as this information is no longer applicable.

The Trusts note that the cost of preferred shares is not included in the line item for “Interest Payments on Borrowed Funds” as this information appears as a separate line item “Dividends on preferred shares.”

In response to the staff’s comment regarding a footnote about leverage, the Trusts have added a new footnote in Pre-Effective Amendment No. 1 as follows:

As of [date] the outstanding borrowings and APS represent approximately [  ]% leverage.

Comment 16:  Please clarify what is meant by "year 8" in footnote 7. Is the current year or a future year considered year 8? Please disclose that the fee waiver is in effect through August of 2012.

Response 16:  The Floating-Rate Trusts have reviewed footnote 7 and replaced it with the following:

Senior Floating-Rate Trust:

At inception, Eaton Vance contractually agreed to reimburse the Trust for fees and other expenses for a period of eight years that expired in November 2011. Eaton Vance may voluntarily reimburse additional fees and expenses but is under no obligation to do so. Any such voluntary reimbursements may be terminated at any time.  Eaton Vance has not agreed to reimburse the Trust for any portion of its fees and expenses beyond November 2011.

Floating-Rate Income Trust:

At inception, Eaton Vance contractually agreed to reimburse the Trust for fees and other expenses for a period of eight years that expired in June 2012. Eaton Vance may voluntarily reimburse additional fees and expenses but is under no obligation to do so. Any such voluntary reimbursements may be terminated at any time.  Eaton Vance has not agreed to reimburse the Trust for any portion of its fees and expenses beyond June 2012.

Additional Investment Practices

Comment 17:  Please confirm that the additional investments in this section are part of the 20% investment limits for each Trust.

Response 17:  Each Trust confirms that the additional investments are part of 20% limit.

Comment 18:   In the section titled "Borrowings," please state in Plain English how much the Trusts may borrow.

Response 18:  Each Trust notes that in the section entitled “Borrowings” it states how much the

Trust may borrow under its credit agreement.  In addition response to the staff’s comment, the Trusts have added the following language in Pre-Effective Amendment No. 1:

Under the 1940 Act, the Trust is not permitted to incur indebtedness, including through the issuance of debt securities, unless immediately thereafter the total asset value of the Trust’s portfolio is at least 300% of the liquidation value of the outstanding indebtedness (i.e., such liquidation value may not exceed 33 1/3% of the Trust’s total assets).

Comment 19:  Please disclose that repurchase agreements are loans made by the Trusts.

Response 19: The Trusts have added the following disclosure to the discussion of repurchase agreements:

Repurchase agreements are considered by the staff of the SEC to be loans by the fund that enters into them.

Comment 20:  Please disclose that reverse repurchase agreements are borrowings and disclose how much the Trusts may borrow using reverse repos.

Response 20: In response to the staff’s comment, the Trusts have revised the discussion of reverse repurchase agreements in Pre-Effective Amendment No. 1 as follows:

~~The Trust may~~ While the Trust has no current intention to enter into reverse repurchase agreements, the Trust reserves the right to enter into reverse repurchase agreements in the future, at levels that may vary over time. Under a reverse repurchase agreement, the Trust temporarily transfers possession of a portfolio instrument to another party, such as a bank or broker-dealer, in return for cash. At the same time, the Trust agrees to repurchase the instrument at an agreed upon time (normally within seven days) and price, which reflects an interest payment. The Trust may enter into such agreements when it is able to invest the cash acquired at a rate higher than the cost of the agreement, which would increase earned income.

When the Trust enters into a reverse repurchase agreement, any fluctuations in the market value of either the securities transferred to another party or the securities in which the proceeds may be invested would affect the market value of the Trust’s assets. As a result, such transactions may increase fluctuations in the market value of the Trust’s assets. While there is a risk that large fluctuations in the market value of the Trust’s assets could affect net asset value, this risk is not significantly increased by entering into reverse repurchase agreements, in the opinion of the Adviser. Because reverse repurchase agreements may be considered to be the practical equivalent of borrowing funds, they constitute a form of leverage. The SEC views reverse repurchase transactions as collateralized borrowings by a fund. Such agreements will be treated as subject to investment restrictions regarding “borrowings.” If the Trust reinvests the proceeds of a reverse repurchase agreement at a rate lower than the cost of the agreement, entering into the agreement will lower the Trust’s yield.

Risk Factors

Comment 21:Please disclose all material risks connected with investing in APS.

Response 21: APS will not be offered as part of the Trusts’ shelf offerings.  These offerings are only for Common Shares and any discussion of the material risks connected with investing in APS is not applicable to these offerings and may serve only to confuse potential investors.

Comment 22:  Please list all material risks associated with hedging transactions in options on securities.

Response 22: Each Trust notes it has disclosed all material risks in the sections “Derivatives” and “Futures and Options on Futures” and the risk factors “Derivatives Risk” and “Prepayment Risk” in the initial Registration Statement.

Floating-Rate Trusts:

Derivatives

As described more specifically below, the Trust may purchase or sell derivative instruments (which are instruments that derive their value from another instrument, security or index) to seek to hedge against fluctuations in securities prices or interest rates or for purposes of leveraging the Trust. The Trust's transactions in derivative instruments may include the purchase or sale of futures contracts on securities, credit-linked notes, securities indices, other indices or other financial instruments; options on futures contracts; exchange-traded and over-the-counter options on securities or indices; index-linked securities; and interest rate swaps. The Trust's transactions in derivative instruments involve a risk of loss or depreciation due to: unanticipated adverse changes in securities prices, interest rates, the other financial instruments' prices; the inability to close out a position; default by the counterparty; imperfect correlation between a position and the desired hedge; tax constraints on closing out positions; and portfolio management constraints on securities subject to such transactions. The loss on derivative instruments (other than purchased options) may substantially exceed the Trust's initial investment in these instruments. In addition, the Trust may lose the entire premium paid for purchased options that expire before they can be profitably exercised by the Trust. Transaction costs will be incurred in opening and closing positions in derivative instruments. There can be no assurance that Eaton Vance's use of derivative instruments will be advantageous to the Trust.

Futures and options on futures

The Trust may purchase and sell various kinds of financial futures contracts and options thereon to seek to hedge against changes in interest rates or for other risk management purposes. Futures contracts may be based on various debt securities and securities indices (such as the Municipal Bond Index traded on the Chicago Board of Trade). Such transactions involve a risk of loss or depreciation due to unanticipated adverse changes in securities prices, which may exceed the Trust's initial investment in these contracts. The Trust will only purchase or sell futures contracts or related options in compliance with the rules of the Commodity Futures Trading Commission. These transactions involve transaction costs. There can be no assurance that Eaton Vance's use of futures will be advantageous to the Trust. Rating Agency guidelines on any preferred shares issued by the Trust, including the APS, may limit use of these transactions.

Derivatives risk

The use of derivatives can lead to losses because of adverse movements in the price or value of the asset, index, rate or instrument underlying a derivative, due to failure of a counterparty or due to tax or regulatory constraints. Derivatives may create investment leverage in the Trust, which magnifies the Trust’s exposure to the underlying investment. Derivative risks may be more significant when they are used to enhance return or as a substitute for a position or security, rather than solely to hedge the risk of a position or security held by the Trust. Derivatives for hedging purposes may not reduce risk if they are not sufficiently correlated to the position being hedged. A decision as to whether, when and how to use derivatives involves the exercise of specialized skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events. Derivative instruments may be difficult to value, may be illiquid, and may be subject to wide swings in valuation caused by changes in the value of the underlying instrument. The loss on derivative transactions may substantially exceed the initial investment.

Prepayment risk

During periods of declining interest rates or for other purposes, Borrowers may exercise their option to prepay principal earlier than scheduled. For fixed-income securities, such payments often occur during periods of declining interest rates, forcing the Trust to reinvest in lower yielding securities. This is known as call or prepayment risk. Non-Investment Grade Bonds frequently have call features that allow the issuer to redeem the security at dates prior to its stated maturity at a specified price (typically greater than par) only if certain prescribed conditions are met (“call protection”). An issuer may redeem a Non-Investment Grade Bond if, for example, the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. Senior

Loans typically have no such call protection. For premium bonds (bonds acquired at prices that exceed their par or principal value) purchased by the Trust, prepayment risk may be enhanced.

Senior Income Trust:

Derivatives

As described more specifically below, the Trust may purchase or sell derivative instruments (which are instruments that derive their value from another instrument, security or index) to seek to hedge against fluctuations in securities prices or interest rates. The Trust's transactions in derivative instruments may include the purchase or sale of futures contracts on securities, credit-linked notes, securities indices, other indices or other financial instruments; options on futures contracts; exchange-traded and over-the-counter options on securities or indices; index-linked securities; and interest rate swaps. The Trust's transactions in derivative instruments involve a risk of loss or depreciation due to: unanticipated adverse changes in securities prices, interest rates, the other financial instruments' prices; the inability to close out a position; default by the counterparty; imperfect correlation between a position and the desired hedge; tax constraints on closing out positions; and portfolio management constraints on securities subject to such transactions. The loss on derivative instruments (other than purchased options) may substantially exceed the Trust's initial investment in these instruments. In addition, the Trust may lose the entire premium paid for purchased options that expire before they can be profitably exercised by the Trust. Transaction costs will be incurred in opening and closing positions in derivative instruments. There can be no assurance that Eaton Vance's use of derivative instruments will be advantageous to the Trust.

Futures and options on futures

The Trust may purchase and sell various kinds of financial futures contracts and options thereon to seek to hedge against changes in interest rates or for other risk management purposes. Futures contracts may be based on various debt securities and securities indices (such as the Municipal Bond Index traded on the Chicago Board of Trade). Such transactions involve a risk of loss or depreciation due to unanticipated adverse changes in securities prices, which may exceed the Trust's initial investment in these contracts. The Trust will only purchase or sell futures contracts or related options in compliance with the rules of the Commodity Futures Trading Commission. These transactions involve transaction costs. There can be no assurance that Eaton Vance's use of futures will be advantageous to the Trust. Rating Agency guidelines on any preferred shares issued by the Trust, including the APS, may limit use of these transactions.

Derivatives risk

The use of derivatives can lead to losses because of adverse movements in the price or value of the asset, index, rate or instrument underlying a derivative, due to failure of a counterparty or due to tax or regulatory constraints. Derivatives may create investment leverage in the Trust, which magnifies the Trust’s exposure to the underlying investment. Derivatives for hedging purposes may not reduce risk if they are not sufficiently correlated to the position being hedged. A decision as to whether, when and how to use derivatives involves the exercise of specialized skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events. Derivative instruments may be difficult to value, may be illiquid, and may be subject to wide swings in valuation caused by changes in the value of the underlying instrument. The loss on derivative transactions may substantially exceed the initial investment.

Prepayment risk

During periods of declining interest rates or for other purposes, Borrowers may exercise their option to prepay principal earlier than scheduled. For fixed-income securities, such payments often occur during periods of declining interest rates, forcing the Trust to reinvest in lower yielding securities. This is known as call or prepayment risk. Non-Investment Grade Bonds frequently have call features that allow the issuer to redeem the security at dates prior to its stated maturity at a specified price (typically greater than par) only if certain prescribed conditions are met (“call protection”). An issuer may redeem a Non-Investment Grade Bond if, for example, the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. Senior Loans typically have no such call protection. For premium bonds (bonds acquired at prices that exceed their par or principal value) purchased by the Trust, prepayment risk may be enhanced.

Distributions

Comment 23: Please disclose that common shareholders also bear all costs in connection with the sale of preferred shares.

Response 23: The Trusts note that the following language is included the prospectus summary under “Leverage” and the body of the prospectus under “Use of Leverage and Related Risks” in the Registration Statement:

The costs of the financial leverage program (from any issuance of preferred shares and any borrowings) are borne by Common Shareholders and consequently result in a reduction of the NAV of Common Shares.  During periods in which the Trust is using leverage, the fees paid to Eaton Vance for investment advisory services will be higher than if the Trust did not use leverage because the fees paid will be calculated on the basis of the Trust’s gross assets, including proceeds from the issuance of preferred shares and borrowings.  In this regard, holders of debt or preferred securities do not bear the investment advisory fee.  Rather, Common Shareholders bear the portion of the investment advisory fee attributable to the assets purchased with the proceeds, which means that Common Shareholders effectively bear the entire advisory fee.

Board of Trustees

Comment 24:  Please expand the discussion on the board of trustees to include disclosure about the number of directors who represent common shareholders versus preferred shareholders, whether any directors represent both, and whether there is a conflict of interest when preferred shares are issued.

Response 24:  Each Trust notes that in the section “Use of Leverage and Related Risks” in the initial Registration Statement the following language appeared in the Registration Statement and has been replaced with the following in Pre-Effective Amendment No. 1:

~~Normally, holders of the Common Shares will elect six of the Trustees of the Trust and holders of any preferred shares will elect two.~~  Holders of preferred shares, voting as a class, shall be entitled to elect two of the Trust’s Trustees.  The holders of both the Common Shares and the preferred shares (voting together as a single class with each share entitling its holder to one vote) shall be entitled to elect the remaining Trustees of the Trust.

In addition, each Trust notes that in the subsection “Preferred shares” in the section “Description of capital structure” in the initial Registration Statement the following language appears in the Registration Statement revised as follows in Pre-Effective Amendment No. 1:

Holders of preferred shares, voting as a class, shall be entitled to elect two of the Trust’s Trustees.  The holders of both the Common Shares and the preferred shares (voting together as a single class with each share entitling its holder to one vote) shall be entitled to elect the remaining Trustees of the Trust.  Under the 1940 Act, if at any time distributions on the preferred shares are unpaid in an amount equal to two full years’ distributions thereon, the holders of all outstanding preferred shares, voting as a class, will be allowed to elect a majority of the Trust’s Trustees until all distributions in arrears have been paid or declared and set apart for payment.  In addition, if required by a Rating Agency rating the preferred shares or if the Board determines it to be in the best interests of the Common Shareholders, issuance of the preferred shares may result in more restrictive provisions than required by the 1940 Act being imposed. In this regard, holders of the preferred shares may be entitled to elect a majority of the Trust’s Board in other circumstances, for example, if one payment on the preferred shares is in arrears.  The differing rights of the holders of preferred and Common Shares with respect to the election of Trustees do not affect the obligation of all Trustees to take actions they believe to be consistent with the best interests of the Trust.  All such actions must be consistent with (i) the obligations of the Trust with respect to the holders of preferred shares (which obligations arise primarily from the contractual terms of the preferred shares, as specified in the Declaration of Trust and By-laws of the Trust) and (ii) the fiduciary duties owed to the Trust, which include the duties of loyalty and care.

SAI

Comment 25:  Please add a discussion of the borrowing permitted by a closed-end fund under the 1940 Act in connection with the disclosure of the Trusts' ability to issue senior securities.

Response 25:  Each Trust notes that its disclosure in the initial Registration Statement under the section “Investment Restrictions” states that the Trust will not issue senior securities other than preferred shares that meet the borrowing requirements by a closed-end fund under the 1940 Act:

Issue senior securities, as defined in the 1940 Act, other than (i) preferred shares which immediately after issuance will have asset coverage of at least 200%, (ii) indebtedness which immediately after issuance will have asset coverage of at least 300%, or (iii) the borrowings permitted by investment restriction (1) above. The 1940 Act currently defines "senior security" as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Debt and equity securities issued by a closed-end investment company meeting the foregoing asset coverage provisions are excluded from the general 1940 Act prohibition on the issuance of senior securities;

Comment 26:  Please disclose whether the Trusts will be permitted to borrow through reverse repurchase agreements, and if so, whether any percentage limit applies.

Response 26:  In response to the staff’s comment, each of the Trusts has also included the following discussion of reverse repurchase agreements (as revised in Response 20) in its SAI in Pre-Effective Amendment No. 1:

While the Trust has no current intention to enter into reverse repurchase agreements, the Trust reserves the right to enter into reverse repurchase agreements in the future, at levels that may vary over time. Under a reverse repurchase agreement, the Trust temporarily transfers possession of a portfolio instrument to another party, such as a bank or broker-dealer, in return for cash. At the same time, the Trust agrees to repurchase the instrument at an agreed upon time (normally within seven days) and price, which reflects an interest payment. The Trust may enter into such agreements when it is able to invest the cash acquired at a rate higher than the cost of the agreement, which would increase earned income.

When the Trust enters into a reverse repurchase agreement, any fluctuations in the market value of either the securities transferred to another party or the securities in which the proceeds may be invested would affect the market value of the Trust’s assets. As a result, such transactions may increase fluctuations in the market value of the Trust’s assets. While there is a risk that large fluctuations in the market value of the Trust’s assets could affect net asset value, this risk is not significantly increased by entering into reverse repurchase agreements, in the opinion of the Adviser. Because reverse repurchase agreements may be considered to be the practical equivalent of borrowing funds, they constitute a form of leverage. The SEC views reverse repurchase transactions as collateralized borrowings by a fund. Such agreements will be treated as subject to investment restrictions regarding “borrowings.” If the Trust reinvests the proceeds of a reverse repurchase agreement at a rate lower than the cost of the agreement, entering into the agreement will lower the Trust’s yield.

Comment 27:  Please disclose that the Trusts will not sell shares below NAV in these shelf offerings. If not, please undertake to file a post-effective amendment if the amount of dilution exceeds 15 percent. Also, please disclose whether the Trusts intend to make any takedowns of the shelf using a 497 filing. We may have further comments.

Response 27:  Supplementally, each Trust confirms that it is conducting an at-the-market offering and will not sell shares below NAV in a shelf offering.  In addition, each Trust notes the following disclosure appears on the cover of the form of prospectus supplement attached as Appendix A to this letter:

Sales of our Common Shares, if any, under this Prospectus Supplement and the accompanying Prospectus may be made in negotiated transactions or transactions that are deemed to be “at the market” as defined in Rule 415 under the Securities Act of 1933, as amended (the “1933 Act”), including sales made directly on the NYSE or sales made to or through a market maker other than on an exchange.

Each Trust confirms that it will make a 497 filing.

Comment 28:  Please include as an exhibit a "form of' the prospectus supplement to be used in the shelf takedowns.

Response 28:  Please see the form of prospectus supplement attached as Appendix A to this letter.

General Comments

Comment 29:  Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a letter and state the basis for your position.

Response 29:  The Trusts are filing pre-effective amendments with this comment response letter.  All responses to your comments are provided herein.

Comment 30:  We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Response 30:  The Trusts understand this comment. All responses to your comments are provided herein and detailed in the enclosed marked portions of the Registration Statement.

Comment 31:  Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statements.

Response 31:  The Trusts have not submitted an exemptive application or no-action request in connection with the applicable Registration Statements and have no current intention to do so.

Declaration of Effectiveness

In connection with each Trust’s request for acceleration of effectiveness of the Registration Statement, each Trust will acknowledge in such request that:

1.           Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2.           The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Trust of responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.           The Trust will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Furthermore, each Trust is aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Trust’s comments on this and other filings made with respect to the Registration Statement.

Questions should be directed to the undersigned at (617) 261-3246.

Sincerely,

/s/ Clair E. Pagnano
Clair E. Pagnano

APPENDIX A

Prospectus Supplement
(To Prospectus dated [       ])
(EATON VANCE LOGO)

Eaton Vance [          ] Trust
Up to [          ] Common Shares

Eaton Vance [     ] Trust (the “Trust,” “we,” or “our”) [has entered] into a distribution agreement (the “Distribution Agreement”) with [     ] (“Distributor”) relating to the common shares of beneficial interest (“Common Shares”) offered by this Prospectus Supplement and the accompanying Prospectus.  The Distributor has entered into a dealer agreement, dated [     ], 2012, (the “Dealer Agreement”) with [     ] (the “Dealer”) with respect to the Trust relating to the Common Shares offered by this Prospectus Supplement and the accompanying Prospectus. In accordance with the terms of the Dealer Agreement, we may offer and sell our Common Shares, $0.01 par value per share, from time to time through the Dealer as sub-placement agent for the offer and sale of the Common Shares. Under the Investment Company Act of 1940, as amended (the “1940 Act”), the Trust may not sell any Common Shares at a price below the current net asset value of such Common Shares, exclusive of any distributing commission or discount.  The Trust is a diversified, closed-end management investment company which commenced investment operations in [     ]. Our investment objective is [     ].

Our Common Shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “[     ].” As of [     ], 2012, the last reported sale price for our Common Shares on the NYSE was $[     ] per share.

Sales of our Common Shares, if any, under this Prospectus Supplement and the accompanying Prospectus may be made in negotiated transactions or transactions that are deemed to be “at the market” as defined in Rule 415 under the Securities Act of 1933, as amended (the “1933 Act”), including sales made directly on the NYSE or sales made to or through a market maker other than on an exchange.

The Trust will compensate the Distributor with respect to sales of the Common Shares at a commission rate of [ ]% of the gross proceeds of the sale of Common Shares. The Distributor will compensate the Dealer out of this commission at a certain percentage rate of the gross proceeds of the sale of Common Shares sold under the Dealer Agreement, with the exact amount of such compensation to be mutually agreed upon by the Distributor and the Dealer from time to time. In connection with the sale of the Common Shares on the Trust’s behalf, the Distributor may be deemed to be an “underwriter” within the meaning of the 1933 Act and the compensation of the Dealer may be deemed to be underwriting commissions or discounts.

The Common Shares have traded both at a premium and a discount to net asset value (“NAV”).  The Trust cannot predict whether Common Shares will trade in the future at a premium or discount to NAV. The provisions of the 1940 Act, generally require that the public offering price of common shares (less any underwriting commissions and discounts) must equal or exceed the NAV per share of a company’s common stock (calculated within 48 hours of pricing). The Trust’s issuance of Common Shares may have an adverse effect on prices in the secondary market for the Trust’s Common Shares by increasing the number of Common Shares available, which may put downward pressure on the market price for the Trust’s Common Shares. Shares of common stock of closed-end investment companies frequently trade at a discount from NAV, which may increase investors’ risk of loss.

Investing in our securities involves certain risks. You could lose some or all of your investment. See “Investment Objective, Policies and Risks” beginning on page [  ] of the accompanying Prospectus. You should consider carefully these risks together with all of the other information contained in this Prospectus Supplement and the accompanying Prospectus before making a decision to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated [     ]

This Prospectus Supplement, together with the accompanying Prospectus, sets forth concisely the information that you should know before investing. You should read the Prospectus Supplement and accompanying Prospectus, which contain important information, before deciding whether to invest in our securities. You should retain the accompanying Prospectus and Prospectus Supplement for future reference. A Statement of Additional Information, dated [     ], 2012 as supplemented from time to time, containing additional information, has been filed with the Securities and Exchange Commission (“SEC”) and is incorporated by reference in its entirety into this Prospectus Supplement and the accompanying Prospectus. This Prospectus Supplement, the accompanying Prospectus and the Statement of Additional Information are part of a “shelf” registration statement that we filed with the SEC. This Prospectus Supplement describes the specific details regarding this offering, including the method of distribution. If information in this Prospectus Supplement is inconsistent with the accompanying Prospectus or the Statement of Additional Information, you should rely on this Prospectus Supplement. You may request a free copy of the Statement of Additional Information, the table of contents of which is on page [ ] of the accompanying Prospectus, request a free copy of our annual and semi-annual reports, request other information or make shareholder inquiries, by calling toll-free  1-800-262-1122 or by writing to the Trust at Two International Place, Boston, Massachusetts 02110. The Trust’s annual and semi-annual reports also are available on our website at http://www.eatonvance.com and on the SEC’s website, as described below, where the Trust’s Statement of Additional Information can be obtained. Information included on our website does not form part of this Prospectus Supplement or the accompanying Prospectus. You can review and copy documents we have filed at the SEC’s Public Reference Room in Washington, D.C. Call 1-202-551-8090 for information. The SEC charges a fee for copies. You can get the same information free from the SEC’s website (http://www.sec.gov). You may also e-mail requests for these documents to publicinfo@sec.gov or make a request in writing to the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

Our securities do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

TABLE OF CONTENTS

Prospectus supplement summary
Capitalization
Summary of Trust expenses
Market and net asset value information
Use of proceeds
Plan of distribution
Legal matters
Experts
Available information

Until [     ], 2012 (25 days after the date of this Prospectus Supplement), all dealers that buy, sell or trade the Common Shares, whether or not participating in this offering, may be required to deliver the Prospectus and this Prospectus Supplement. This requirement is in addition to the dealers’ obligation to deliver the Prospectus and this Prospectus Supplement when acting as underwriters and with respect to their unsold allotments or subscriptions.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Prospectus and the Statement of Additional Information contain “forward-looking statements.” Forward-looking statements can be identified by the words “may,” “will,” “intend,” “expect,” “estimate,” “continue,” “plan,” “anticipate,” and similar terms and the negative of such terms. Such forward-looking statements may be contained in this Prospectus Supplement as well as in the accompanying Prospectus. By their nature, all forward-looking statements involve risks and uncertainties, and actual results could differ materially from those contemplated by the forward-looking statements. Several factors that could materially affect our actual results are the performance of the portfolio of securities we hold, the price at which our shares will trade in the public markets and other factors discussed in our periodic filings with the SEC.

Although we believe that the expectations expressed in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in the “Investment objectives, policies and risks” section of the accompanying Prospectus. All forward-looking statements contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus are made as of the date of this Prospectus Supplement or the accompanying Prospectus, as the case may be. Except for our ongoing obligations under the federal securities laws, we do not intend, and we undertake no obligation, to update any forward-looking statement. The forward-looking statements contained in this Prospectus Supplement, the accompanying Prospectus and the Statement of Additional Information are excluded from the safe harbor protection provided by section 27A of the Securities Act of 1933, as amended (the “1933 Act”).

Currently known risk factors that could cause actual results to differ materially from our expectations include, but are not limited to, the factors described in the “Investment objectives, policies and risks” section of the accompanying Prospectus. We urge you to review carefully that section for a more detailed discussion of the risks of an investment in our securities.

Prospectus supplement summary

The following summary is qualified in its entirety by reference to the more detailed information included elsewhere in this Prospectus Supplement and in the accompanying Prospectus and in the Statement of Additional Information.

THE TRUST

Eaton Vance [     ] Trust (the “Trust,” “we,” or “our”) is a diversified, closed-end management investment company, which commenced operations in [     ]. The Trust offers investors the opportunity to receive a high level of current income, through a professionally managed portfolio investing primarily in senior, secured floating rate loans ("Senior Loans"), which are normally accessible only to financial institutions and large corporate and institutional investors, and are not widely available to individual investors. To the extent consistent with this objective, the Trust may also offer an opportunity for preservation of capital. Investments are based on Eaton Vance Management's ("Eaton Vance" or the "Adviser") internal research and ongoing credit analysis, which is generally not available to individual investors. An investment in the Trust may not be appropriate for all investors. There is no assurance that the Trust will achieve its investment objectives.

THE ADVISER

Eaton Vance acts as the Trust's investment adviser under an Investment Advisory Agreement (the "Advisory Agreement"). The Adviser's principal office is located at Two International Place, Boston, MA 02110. Eaton Vance, its affiliates and predecessor companies have been managing assets of individuals and institutions since 1924 and of investment companies since 1931. As of [     ], Eaton Vance and its affiliates managed approximately $[     ] billion of fund and separate account assets on behalf of clients, including approximately $[     ] billion in floating-rate income assets. Eaton Vance is a wholly-owned subsidiary of Eaton Vance Corp., a publicly-held holding company, which through its subsidiaries and affiliates engages primarily in investment management, administration and marketing activities.

Under the general supervision of the Trust's Board, the Adviser will carry out the investment and reinvestment of the assets of the Trust, will furnish continuously an investment program with respect to the Trust, will determine which securities should be purchased, sold or exchanged, and will implement such determinations. The Adviser will furnish to the Trust investment advice and office facilities, equipment and personnel for servicing the investments of the Trust. The Adviser will compensate all Trustees and officers of the Trust who are members of the Adviser's organization and who render investment services to the Trust, and will also compensate all other Adviser personnel who provide research and investment services to the Trust. In return for these services, facilities and payments, the Trust has agreed to pay the Adviser as compensation under the Advisory Agreement a fee in the amount of [     ]% of the average [weekly] gross assets of the Trust. Gross assets of the Trust shall be calculated by deducting accrued liabilities of the Trust not including the amount of any preferred shares outstanding or the principal amount of any indebtedness for money borrowed. During periods in which the Trust is using leverage, the fees paid to Eaton Vance for investment advisory services will be higher than if the Trust did not use leverage because the fees paid will be calculated on the basis of the Trust's gross assets, including proceeds from any borrowings and from the issuance of preferred shares.

THE OFFERING

The Trust [has entered] into a distribution agreement (the “Distribution Agreement”) with [     ] (“Distributor”) relating to the common shares of beneficial interest (“Common Shares”) offered by this Prospectus Supplement and the accompanying Prospectus (“Offering”).  the Distributor has entered into a dealer agreement (the “Dealer Agreement”) with [     ] (the “Dealer”) with respect to the Trust relating to the Common Shares offered by this Prospectus Supplement and the accompanying Prospectus. In accordance with the terms of the Dealer Agreement, the Trust may offer and sell up to [     ] Common Shares from time to time through the Dealer as sub-placement agent for the offer and sale of the Common Shares.

Offerings of the Common Shares will be subject to the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), which generally require that the public offering price of common shares of a closed-end investment company (exclusive of distribution commissions and discounts) must equal or exceed the net asset value per share of the company’s common shares (calculated within 48 hours of pricing), absent shareholder approval or under certain other circumstances.

Sales of the Common Shares, if any, under this Prospectus Supplement and the accompanying Prospectus may be made in negotiated transactions or transactions that are deemed to be “at the market” as defined in Rule 415 under the Securities Act of 1933

(the “1933 Act”), including sales made directly on the New York Stock Exchange (“NYSE”) or sales made to or through a market maker other than on an exchange. The Common Shares may not be sold through agents, underwriters or dealers without delivery or deemed delivery of a Prospectus and an accompanying Prospectus Supplement describing the method and terms of the offering of Common Shares.

USE OF PROCEEDS

The Trust currently intends to invest substantially all of the net proceeds of any sales of Common Shares pursuant to this Prospectus Supplement in accordance with its investment objectives and policies as described in the accompanying Prospectus within three months of receipt of such proceeds. Such investments may be delayed up to three months if suitable investments are unavailable at the time or for other reasons, such as market volatility and lack of liquidity in the markets of suitable investments. Pending such investment, the Trust anticipates that it will invest the proceeds in short-term money market instruments, securities with remaining maturities of less than one year, cash or cash equivalents. A delay in the anticipated use of proceeds could lower returns and reduce the Trust’s distribution to Common Shareholders or result in a distribution consisting principally of a return of capital.

Capitalization

We may offer and sell up to [     ] of our Common Shares, $0.01 par value per share, from time to time through the Dealer as sub-placement agent under this Prospectus Supplement and the accompanying Prospectus. There is no guaranty that there will be any sales of our Common Shares pursuant to this Prospectus Supplement and the accompanying Prospectus. The table below assumes that we will sell [     ] Common Shares at a price of $[ ] per share (the last reported sale price per share of our Common Shares on the NYSE on [     ], 2012). Actual sales, if any, of our Common Shares under this Prospectus Supplement and the accompanying Prospectus may be greater or less than $[ ] per share, depending on the market price of our Common Shares at the time of any such sale. To the extent that the market price per share of our Common Shares on any given day is less than the net asset value per share on such day, we will instruct the Dealer not to make any sales on such day.

The following table sets forth our capitalization:

● on a historical basis as of [     ] (audited) and [     ] (unaudited); and

● on a pro forma as adjusted basis to reflect the assumed sale of [      ] Common Shares at $[ ] per share (the last reported sale price for our Common Shares on the NYSE on [ ], 2012), in an offering under this Prospectus Supplement and the accompanying Prospectus, after deducting the assumed commission of $[ ] (representing an estimated commission to the Distributor of [ ] % of the gross proceeds of the sale of Common Shares, of which a certain percentage will be paid to the Dealer in connection with sales of Common Shares effected in this offering) and offering expenses payable by us of $[ ].

	Actual (audited)	Actual (unaudited)	Pro Forma (unaudited)
Common shares outstanding, $0.01 par value per share
Paid-in capital
Undistributed net investment income
Accumulated net realized loss on investments, futures contracts and foreign currency transactions
Net unrealized appreciation (depreciation) on investments, futures contracts and swap contracts
Net Assets
Net asset value per share

Summary of Trust expenses

The purpose of the table below is to help you understand all fees and expenses that you, as a Common Shareholder, would bear directly or indirectly. The table reflects the issuance of preferred shares in an amount equal to [ ]% of the Trust’s total assets and borrowings in an amount equal to [ ]% of the Trust’s total assets (including the proceeds of all such leverage) and shows Trust expenses as a percentage of net assets attributable to Common Shares (1).

Common Shareholder transaction expenses Sales load paid by you (as a percentage of offering price)	[ ](2)
Expenses borne by the Common Shareholders	[ ](3)
Dividend reinvestment plan fees	[ ](4)

Percentage of net assets attributable to Common Shares (assuming the issuance of preferred shares and/or borrowings)
Annual expenses Investment advisory fee	[ ]%(5)
Interest Payments on Borrowed Funds	[ ]%(6)
Other expenses	[ ]%
Total annual expenses	[ ]%
Fee and expense reimbursements	[ ]%(7)
Net annual expenses	[ ]%
Dividends on preferred shares	[ ]%(6)
Total annual Trust operating expenses and dividends on preferred shares	[ ]%

EXAMPLE

The following example illustrates the expenses, including the applicable at-the-market transaction fees and estimated offering costs of $[  ] that a Common Shareholder would pay on a $1,000 investment that is held for the time periods provided in the table.  The Example assumes that all dividends and other distributions are reinvested in the Trust and that the Trust’s total annual expenses, as provided above, remain the same.  The Example assumes a 5% annual return.(8)

1 Year	3 Years	5 Years	10 Years
$[ ]	$[ ]	$[ ]	$[ ]

The example should not be considered a representation of future expenses.  Actual expenses may be higher or lower.  The Trust’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.
__________

(1)
Eaton Vance Management's ("Eaton Vance" or the "Adviser") will pay the expenses of the offering (other than the applicable commissions).  Offering expenses generally include, but are not limited to, the preparation, review and filing with the Securities and Exchange Commission (“SEC”) of the Trust’s registration statement (including this Prospectus Supplement and the accompanying Prospectus and the Statement of Additional Information, the preparation, review and filing of any associated marketing or similar materials, costs associated with the printing, mailing or other distribution of the Prospectus Supplement, the accompanying Prospectus, the Statement of Additional Information and/or marketing materials, associated filing fees, NYSE listing fees, and legal and auditing fees associated with the offering

(2)
With respect to the sales load, this represents the estimated commission with respect to Common Shares being sold in this offering, which the Trust will pay to [  ] in connection with sales of Common Shares in this offering. While [  ] is entitled to a commission of 1% to 3.0% of the gross sales price for Common Shares sold, with the exact amount to be determined based upon premium at which the Trust’s Common Shares are trading on the NYSE, we have assumed, for these purposes, that [  ] will receive a commission of 1% of such gross sales price. This is the only sales load to be paid in connection with this offering. There is no guaranty that there will be any sales of the Trust’s Common Shares pursuant to this Prospectus Supplement and the accompanying Prospectus. Actual sales of the Trust’s Common Shares may be less than as set forth in the table. In addition, the price per share of any such sale may be greater or less than the price set forth in the table, depending on the market price of Common Shares at the time of any such sale.

(3)
Assuming a Common Share offering price of $[__] (the Trust’s closing price on the NYSE on [   ], 2012).  Offering expenses generally include, but are not limited to, the preparation, review and filing with the SEC of the Trust’s registration statement (including this Prospectus Supplement, the accompanying Prospectus and the Statement of Additional Information, the preparation, review and filing of any associated marketing or similar materials, costs associated with the printing, mailing or other distribution of the Prospectus Supplement, the accompanying Prospectus, Statement of Additional Information and/or marketing materials, associated filing fees, NYSE listing fees, and legal and auditing fees associated with the offering.

(4)	You will be charged a $5.00 service charge and pay brokerage charges if you direct the plan agent to sell your Common Shares held in a dividend reinvestment account.

(5)
The advisory fee paid by the Trust to the Adviser is based on the average daily gross assets of the Trust, including all assets attributable to any form of investment leverage that the Trust may utilize. Accordingly, if the Trust were to utilize investment leverage in the future, the advisory fee will increase as a percentage of net assets.

(6)	As of [date] the outstanding borrowings and APS represent approximately [ ]% leverage.

(7)
At inception, Eaton Vance contractually agreed to reimburse the Trust for fees and other expenses for a period of eight years that expired in [     ]. Eaton Vance may voluntarily reimburse additional fees and expenses but is under no obligation to do so. Any such voluntary reimbursements may be terminated at any time.  Eaton Vance has not agreed to reimburse the Trust for any portion of its fees and expenses beyond [     ].

(8)
The example assumes that the estimated Other expenses set forth in the Annual expenses table are accurate, that fees and expenses increase as described in note 2 above and that all distributions are reinvested at net asset value (“NAV”).  Actual expenses may be greater or less than those assumed.  Moreover, the Trust’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

Market and net asset value information

Our Common Shares are listed on the NYSE under the symbol “[].” Our Common Shares commenced trading on the NYSE change in [     ].

Our Common Shares have traded both at a premium and a discount to net asset value or NAV. We cannot predict whether our shares will trade in the future at a premium or discount to NAV. The provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) generally require that the public offering price of Common Shares (less any underwriting commissions and discounts) must equal or exceed the NAV per share of a company’s common stock (calculated within 48 hours of pricing). Our issuance of Common Shares may have an adverse effect on prices in the secondary market for our Common Shares by increasing the number of Common Shares available, which may put downward pressure on the market price for our Common Shares. Shares of Common Stock of closed-end investment companies frequently trade at a discount from NAV. See “Special Risk Considerations—Discount from or premium to NAV” on page [ ] of the accompanying Prospectus.

The following table sets forth for each of the periods indicated the high and low closing market prices for Common Shares on the NYSE, and the corresponding NAV per share and the premium or discount to NAV per share at which the Trust’s Common Shares were trading as of such date. NAV is determined no less frequently than daily, generally on each day of the week that the NYSE is open for trading. See “Determination of net asset value” on page [ ] of the accompanying Statement of Additional Information for information as to the determination of the Trust’s net asset value.

	Market Price		NAV per Share on Date of Market Price High and Low		Premium/(Discount) on Date of Market Price High and Low
Quarter Ended	High	Low	High	Low	High	Low

The last reported sale price, NAV per Common Share and percentage discount to NAV per Common Share on [     ], 2012, were $[ ], $[  ] and [ ]%, respectively. As of [ ], 2012, we had [ ] Common Shares outstanding and managed assets of approximately $[ ] billion.

The following table provides information about our outstanding Common Shares as of [     ]:

Title of Class	Amount Authorized	Amount Held by the Trust or for its Account	Amount Outstanding
Common Shares	Unlimited	[ ]	[ ]

Use of proceeds

Sales of our Common Shares, if any, under this Prospectus Supplement and the accompanying Prospectus may be made in negotiated transactions or transactions that are deemed to be “at the market” as defined in Rule 415 under the 1933 Act, including sales made directly on the NYSE or sales made to or through a market maker other than on an exchange. There is no guaranty that there will be any sales of our Common Shares pursuant to this Prospectus Supplement and the accompanying Prospectus. Actual sales, if any, of our Common Shares under this Prospectus Supplement and the accompanying Prospectus may be less than as set forth below in this paragraph. In addition, the price per share of any such sale may be greater or less than the price set forth in this paragraph, depending on the market price of our Common Shares at the time of any such sale. As a result, the actual net proceeds we receive may be more or less than the amount of net proceeds estimated in this Prospectus Supplement. Assuming the sale of all of the Common Shares offered under this Prospectus Supplement and the accompanying Prospectus, at the last reported sale price of $[ ] per share for our Common Shares on the NYSE as of [ ], 2012, we estimate that the net proceeds of this offering will be approximately $[ ] after deducting the estimated sales load and the estimated offering expenses payable by the Trust.

Subject to the remainder of this section, the Trust currently intends to invest substantially all of the net proceeds of any sales of Common Shares pursuant to this Prospectus Supplement in accordance with its investment objectives and policies as described in the accompanying Prospectus within three months of receipt of such proceeds. Such investments may be delayed up to three months if suitable investments are unavailable at the time or for other reasons, such as market volatility and lack of liquidity in the markets of suitable investments. Pending such investment, the Trust anticipates that it will invest the proceeds in short-term money market instruments, securities with remaining maturities of less than one year, cash or cash equivalents. A delay in the anticipated use of proceeds could lower returns and reduce the Trust’s distribution to Common Shareholders or result in a distribution consisting principally of a return of capital.

Plan of distribution

Under the Dealer Agreement between the Distributor and the Dealer, upon written instructions from the Distributor, the Dealer will use its reasonable best efforts, to sell, as sub-placement agent, the Common Shares under the terms and subject to the conditions set forth in the Dealer Agreement. The Dealer’s solicitation will continue until the Distributor instructs the Dealer to suspend the solicitations and offers. The Distributor will instruct the Dealer as to the amount of Common Shares to be sold by the Dealer. The Distributor may instruct the Dealer not to sell Common Shares if the sales cannot be effected at or above the price designated by the Distributor in any instruction. To the extent that the market price per share of the Trust’s Common Shares on any given day is less than the net asset value per share on such day, the Distributor will instruct the Dealer not to make any sales on such day. The Distributor or the Dealer may suspend the offering of Common Shares upon proper notice and subject to other conditions.

The Dealer will provide written confirmation to the Distributor following the close of trading on the day on which Common Shares are sold under the Dealer Agreement. Each confirmation will include the number of shares sold on the preceding day, the net proceeds to the Trust and the compensation payable by the Distributor to the Dealer in connection with the sales.

The Trust will compensate the Distributor with respect to sales of the Common Shares at a commission rate of [ ]% of the gross proceeds of the sale of Common Shares. The Distributor will compensate the Dealer for its services in acting as sub-placement agent in the sale of Common Shares out of this commission at a certain percentage rate of the gross proceeds of the sale of Common Shares sold under the Dealer Agreement, with the exact amount of such compensation to be mutually agreed upon by the Distributor and the Dealer from time to time. There is no guaranty that there will be any sales of the Common Shares pursuant to this Prospectus Supplement and the accompanying Prospectus. Actual sales, if any, of the Common Shares under this Prospectus Supplement and the accompanying Prospectus may be greater or less than the price set forth in this paragraph, depending on the market price of Common Shares at the time of any such sale. Assuming [ ] of the Common Shares offered hereby are sold at a market price of $[ ]  per share

(the last reported sale price for Common Shares on the NYSE on [ ], 2012), the Trust estimates that the total expenses for the offering, excluding compensation payable to the Distributor and the Dealer, would be approximately $[ ].

Settlement for sales of Common Shares will occur on the third trading day following the date on which such sales are made, in return for payment of the net proceeds to the Trust. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

The Distributor has agreed to provide indemnification and contribution to the Dealer against certain civil liabilities, including liabilities under the 1933 Act.

The Dealer Agreement will remain in full force and effect unless terminated by either party upon 30 days’ written notice to the other party.

The principal business address of the Dealer is [ ].

Legal matters

Certain legal matters in connection with the Common Shares will be passed upon for the Trust by K&L Gates LLP, Boston, Massachusetts.

Experts

The financial statements and financial highlights as of and for the year ended [     ], appearing in the Statement of Additional Information, which is incorporated by reference in its entirety into this Prospectus Supplement and the accompanying Prospectus, have been audited by [     ], an independent registered public accounting firm, as stated in their report appearing in our [] annual report to shareholders and in the Statement of Additional Information. Such financial statements and financial highlights are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Available information

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the 1940 Act and are required to file reports, including annual and semi-annual reports, proxy statements and other information with the SEC. These documents are available on the SEC’s EDGAR system and can be inspected and copied for a fee at the SEC’s public reference room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Additional information about the operation of the public reference room facilities may be obtained by calling the SEC at (202) 551-5850.

This Prospectus Supplement and the accompanying Prospectus do not contain all of the information in our registration statement, including amendments, exhibits, and schedules. Statements in this Prospectus Supplement and the accompanying Prospectus about the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by this reference.

Additional information about us can be found in our registration statement (including amendments, exhibits, and schedules) on Form N-2 filed with the SEC. The SEC maintains a web site (http://www.sec.gov) that contains our registration statement, other documents incorporated by reference, and other information we have filed electronically with the SEC, including proxy statements and reports filed under the Exchange Act.